恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

082-01561

SUPPL

Our Ref.: HASE/TL/HL/04957

RECEIVED
2007 APR -2 A 10:20

22nd March, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

07022047

Dear Sirs,

We enclose for your information a copy of the Company's interim results announcement for the period ended 31st December, 2006, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

PROCESSED
APR 06 2007
THOMSON
FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Stock Code: 12)

2006/2007 INTERIM RESULTS ANNOUNCEMENT

INTERIM RESULTS AND DIVIDEND

The Board of Directors announces that for the six months ended 31 December 2006, the unaudited consolidated net profit of the Group attributable to equity shareholders amounted to HK$3,793.6 million, representing a decrease of HK$3,855.9 million or 50.4% from that for the same period of the previous year. Earnings per share were HK$2.06.

The underlying profit for the period under review, excluding the revaluation surplus of investment properties (net of deferred tax), was HK$2,427.9 million, or an increase of HK$70.4 million or 3.0% over HK$2,357.5 million for the same period in the previous year. Based on the underlying profit, the earnings per share were HK$1.32.

The Board has resolved to pay an interim dividend of HK$0.40 per share to shareholders whose names appear on the Register of Members of the Company on 25 April 2007.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 23 April 2007 to Wednesday, 25 April 2007, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Friday, 20 April 2007. Warrants for the interim dividend will be sent to shareholders on or before Friday, 27 April 2007.

CONSOLIDATED PROFIT AND LOSS ACCOUNT - UNAUDITED

	Note	For the six months ended 31 December 2006 HK$ million	2005 HK$ million
Turnover	2	**4,524.6**	2,732.7
Direct costs		**(1,847.0)**	(1,545.8)
		2,677.6	1,186.9
Other revenue	3	**158.3**	91.5
Other net loss	3	**(11.4)**	(9.2)
Other operating (expenses) / income, net	4	**(222.6)**	634.7
Selling and marketing expenses		**(357.1)**	(146.6)
Administrative expenses		**(470.3)**	(357.8)
Profit from operations before changes in fair value of investment properties		**1,774.5**	1,399.5
Increase in fair value of investment properties		**751.9**	5,018.5
Profit from operations after changes in fair value of investment properties		**2,526.4**	6,418.0
Finance costs	5(a)	**(294.6)**	(220.0)
		2,231.8	6,198.0
Share of profits less losses of associates		**1,619.8**	1,101.3
Share of profits less losses of jointly controlled entities		**1,332.8**	2,216.8
Profit before taxation	5	**5,184.4**	9,516.1
Income tax	6	**(381.3)**	(881.1)
Profit for the period		**4,803.1**	8,635.0
Attributable to:			
Equity shareholders of the Company		**3,793.6**	7,649.5
Minority interests		**1,009.5**	985.5
Profit for the period		**4,803.1**	8,635.0
Interim dividend declared after the interim period end	7(a)	**777.0**	725.8
Earnings per share	8(a)	**HK$2.06**	HK$4.22
Adjusted earnings per share	8(b)	***HK$1.32***	*HK$1.29*

CONSOLIDATED BALANCE SHEET

	Note	At 31 December 2006 unaudited HK$ million	At 30 June 2006 audited HK$ million
Non-current assets			
Fixed assets		**51,612.4**	56,868.0
Toll highway operation rights		**177.8**	171.1
Interests in leasehold land held for own use under operating leases		**221.4**	223.3
Interest in associates		**18,281.6**	16,962.6
Interest in jointly controlled entities		**19,943.0**	16,026.1
Other financial assets		**1,600.2**	1,456.1
Deferred tax assets		**107.1**	163.2
		91,943.5	91,870.4
Current assets			
Deposits for acquisition of properties		**1,376.2**	1,245.4
Inventories		**27,532.5**	21,036.0
Trade and other receivables	9	**4,132.4**	3,386.2
Cash held by stakeholders		**31.6**	23.4
Pledged bank deposits		**20.2**	20.2
Cash and cash equivalents		**9,318.3**	7,638.9
		42,411.2	33,350.1
Assets classified as held for sale		**736.9**	702.8
		43,148.1	34,052.9
Current liabilities			
Trade and other payables	10	**3,178.6**	2,730.1
Bank loans and overdrafts		**4,213.7**	7,029.2
Current taxation		**537.2**	635.0
		7,929.5	10,394.3
Liabilities classified as held for sale		**3.5**	171.5
		7,933.0	10,565.8
Net current assets		**35,215.1**	23,487.1
Total assets less current liabilities		**127,158.6**	115,357.5

CONSOLIDATED BALANCE SHEET (CONTINUED)

	Note	At 31 December 2006 unaudited HK$ million	At 30 June 2006 audited HK$ million
Non-current liabilities			
Bank loans		**16,425.7**	13,665.3
Amount due to a fellow subsidiary		**673.0**	1,858.9
Deferred tax liabilities		**6,122.8**	6,050.4
		23,221.5	21,574.6
NET ASSETS		**103,937.1**	93,782.9
CAPITAL AND RESERVES			
Share capital		**3,885.2**	3,629.2
Reserves		**82,474.1**	74,334.9
Total equity attributable to equity shareholders of the Company		**86,359.3**	77,964.1
Minority interests		**17,577.8**	15,818.8
TOTAL EQUITY		**103,937.1**	93,782.9

Notes on the Consolidated Profit and Loss Account and Consolidated Balance Sheet (unaudited)

1 Basis of preparation and significant accounting policies

(a) Basis of preparation:

These condensed interim financial statements have been prepared in accordance with (a) the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and (b) the same accounting policies as those adopted in the 2006 annual accounts, and comply with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The preparation of the condensed interim financial statements in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These condensed interim financial statements contain condensed consolidated accounts and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2006 annual accounts.

The financial information relating to the financial year ended 30 June 2006 that is included in the condensed interim financial statements as being previously reported information does not constitute the Company's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 30 June 2006 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 21 September 2006.

(b) Significant accounting policies:

The HKICPA has issued certain new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included HKASs and Interpretations, that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2006. The Group has determined the accounting policies expected to be adopted in the preparation of the Group's annual accounts for the year ending 30 June 2007 on the basis of HKFRSs currently in issue which, the Group believes, do not have a significant impact on the Group's prior year financial position and results of operations.

The new and revised HKFRSs that will be first effective or are available for voluntary early adoption in the annual accounts for the year ending 30 June 2007 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of these condensed interim financial statements. Therefore the policies that will be applied in the Group's accounts for that period cannot be determined with certainty at the date of issuance of these condensed interim financial statements.

2 Segmental information

An analysis of the Group's revenue and results by business segment during the period is as follows:

Business segments :

The Group comprises the following main business segments:

Property development	:	development and sale of properties
Property leasing	:	leasing of properties
Finance	:	provision of financing
Building construction	:	construction of building works
Infrastructure	:	investment in infrastructure projects
Hotel operation	:	hotel operations and management
Others	:	department store operations and management, investment holding, project management, property management, agency services, and provision of cleaning and security guard services

2 Segmental information (continued)
Business segments: (continued)
For the six months ended 31 December 2006

	Property development (note) HK$ million	Property leasing HK$ million	Finance HK$ million	Building construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Turnover	2,714.9	1,220.2	35.7	77.8	72.9	73.5	329.6	-	4,524.6
Other revenue (excluding bank interest income)	-	3.4	0.4	1.4	0.4	0.1	21.2	-	26.9
External revenue	2,714.9	1,223.6	36.1	79.2	73.3	73.6	350.8	-	4,551.5
Inter-segment revenue	-	53.3	0.7	179.0	-	0.7	11.5	(245.2)	-
Total revenue	2,714.9	1,276.9	36.8	258.2	73.3	74.3	362.3	(245.2)	4,551.5
Segment results	1,125.5	785.4	40.1	63.9	43.2	29.4	38.3		2,125.8
Inter-segment transactions	25.4	(12.6)	(0.7)	(31.2)	-	(0.7)	-		(19.8)
Contribution from operations	1,150.9	772.8	39.4	32.7	43.2	28.7	38.3		2,106.0
Bank interest income									131.4
Unallocated operating expenses net of income									(462.9)
Profit from operations									1,774.5
Increase in fair value of investment properties	82.1	669.8	-	-	-	-	-		751.9
Finance costs									(294.6)
									2,231.8
Share of profits less losses of associates									1,619.8
Share of profits less losses of jointly controlled entities	139.2	1,119.0	3.9	0.6	-	47.1	23.0		1,332.8
Profit before taxation									5,184.4
Income tax									(381.3)
Profit for the period									4,803.1

Note: Included in the turnover of property development segment is an amount of HK$908.9 million relating to the Group's share of sales proceeds from its interest in a property project jointly developed by the Group and an associate.

2 Segmental information (continued)
Business segments: (continued)

For the six months ended 31 December 2005

	Property development HK$ million	Property leasing HK$ million	Finance HK$ million	Building construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Turnover	403.1	1,080.6	67.7	740.7	92.4	67.0	281.2	-	2,732.7
Other revenue (excluding bank interest income)	-	2.1	1.4	0.9	0.6	0.1	22.8	-	27.9
External revenue	403.1	1,082.7	69.1	741.6	93.0	67.1	304.0	-	2,760.6
Inter-segment revenue	-	42.1	0.5	262.9	-	-	15.0	(320.5)	-
Total revenue	403.1	1,124.8	69.6	1,004.5	93.0	67.1	319.0	(320.5)	2,760.6
Segment results	111.8	656.9	70.9	32.0	51.7	24.3	15.3		962.9
Inter-segment transactions	4.9	(10.3)	(0.6)	(16.5)	-	-	1.4		(21.1)
Contribution from operations	116.7	646.6	70.3	15.5	51.7	24.3	16.7		941.8
Bank interest income									63.6
Unallocated operating income net of expenses									394.1
Profit from operations									1,399.5
(Decrease)/ increase in fair value of investment properties	(5.8)	5,024.3	-	-	-	-	-		5,018.5
Finance costs									(220.0)
									6,198.0
Share of profits less losses of associates									1,101.3
Share of profits less losses of jointly controlled entities	658.6	1,576.4	3.6	4.1	-	(25.9)	-		2,216.8
Profit before taxation									9,516.1
Income tax									(881.1)
Profit for the period									8,635.0

2 Segmental information (continued)

Geographical segments:

	Hong Kong HK$ million	The People's Republic of China HK$ million	Consolidated HK$ million
For the six months ended 31 December 2006			
Turnover	**4,358.1**	**166.5**	**4,524.6**
Other revenue (excluding bank interest income)	**21.7**	**5.2**	**26.9**
External revenue	**4,379.8**	**171.7**	**4,551.5**
For the six months ended 31 December 2005			
Turnover	2,607.4	125.3	2,732.7
Other revenue (excluding bank interest income)	24.7	3.2	27.9
External revenue	2,632.1	128.5	2,760.6

3 Other revenue and other net loss

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Other revenue		
Bank interest income	**131.4**	63.6
Other interest income	**11.8**	12.0
Others	**15.1**	15.9
	158.3	91.5
Other net loss		
Fixed assets written off	**(17.4)**	-
Loss on sale of listed investments	**(2.0)**	-
(Loss)/profit on disposal of fixed assets	**(0.2)**	0.3
Net foreign exchange gain/(loss)	**8.1**	(11.1)
Others	**0.1**	1.6
	(11.4)	(9.2)

4 Other operating (expenses) / income, net

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination (note (i))	-	812.5
Reversal of impairment loss on properties under development for own use	-	22.3
Net loss on disposal of interests in subsidiaries (note (ii))	**(103.8)**	-
Government rent (note (iii))	**(78.3)**	-
(Provision)/write-back of provision on inventories	**(4.4)**	9.1
Reversal of impairment loss for bad and doubtful debts	**1.5**	-
Impairment loss on goodwill (note (iv))	-	(161.8)
Others	**(37.6)**	(47.4)
	(222.6)	634.7

Notes:

(i) The amount arose from the privatisation of Henderson China Holdings Limited, a subsidiary of the Group, on 15 August 2005.

(ii) In December 2006, the Group entered into sale and purchase agreements with Sunlight Real Estate Investment Trust for the sale of the shares in its property companies and the shareholders' loans owing by such companies. The aggregate consideration of the disposal is approximately HK$1,099.3 million and this has given rise to a net loss on disposal of approximately HK$103.8 million.

(iii) Since 1997, the Group received rent demand notes from the Government of Hong Kong Special Administrative Region ("HKSAR") in respect of the Group's various sites under development in prior years. The Group objected the demand for government rent payment and obtained a hold-over order on the government rent payment issued by Rating and Valuation Department. In October 2006, the Government of HKSAR withdrew the hold-over order and the Group paid government rent in a total amount of HK$78.3 million in this regard.

(iv) The amount represented impairment loss on goodwill arising from the privatisation of Henderson Cyber Limited, a subsidiary of the Group, on 8 December 2005.

5 Profit before taxation

The consolidated profit before taxation for the period is arrived at after charging / (crediting):

		For the six months ended 31 December	
		2006	2005
		HK$ million	HK$ million
(a)	Finance costs:		
	Bank interest	**474.0**	350.4
	Interest on loans wholly repayable within five years	**59.6**	28.4
	Other borrowing costs	**16.6**	18.3
		550.2	397.1
	Less: Amount capitalised *	**(255.6)**	(177.1)
		294.6	220.0

* The borrowing costs have been capitalised at rates ranging from 4.33% to 4.57% (2005: from 4.16% to 4.40%) per annum.

(b)	Staff costs:		
	Contributions to defined contribution retirement plans	**19.6**	16.8
	Salaries, wages and other benefits	**511.1**	422.2
		530.7	439.0

5 Profit before taxation (continued)

The consolidated profit before taxation for the period is arrived at after charging / (crediting): (continued)

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
(c) Other items:		
Depreciation	**47.1**	48.9
Less: Amount capitalised	**(0.4)**	(0.1)
	46.7	48.8
Amortisation of land lease premium	**1.9**	2.0
Amortisation of toll highway operation rights	**5.1**	17.3
Cost of sales		
- completed properties for sale (note)	**1,169.6**	250.4
- trading stocks	**83.5**	79.5
Dividend income from investments		
- listed	**(3.2)**	(1.0)
- unlisted	**(1.8)**	(2.1)

Note: The amount in 2006 includes the cost of properties sold in connection with the property project jointly developed by the Group and the associate as disclosed in note 2.

6 Income tax

Income tax in the consolidated profit and loss account represents:

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Current tax		
- Provision for Hong Kong Profits tax	**120.5**	55.9
- Provision for taxation outside Hong Kong	**13.2**	9.5
Deferred tax		
- Origination and reversal of temporary differences	**247.6**	815.7
	381.3	881.1

Provision for Hong Kong Profits Tax has been made at 17.5% (2005: 17.5%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the period.

7 Dividends

(a) Dividend attributable to the interim period :

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Interim dividend declared after the interim period end of HK$0.4 per share (2005: HK$0.4 per share)	**777.0**	725.8

(b) Dividends attributable to the previous financial year, approved and paid during the interim period:

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Final dividend in respect of the financial year ended 30 June 2006, approved and paid during the following interim period, of HK$0.65 per share (2005: HK$0.6 per share)	**1,262.7**	1,088.8

8 Earnings per share

(a) The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$3,793.6 million (2005: HK$7,649.5 million) and on the weighted average number of 1,842.4 million ordinary shares (2005: 1,814.6 million ordinary shares) in issue during the period. Diluted earnings per share for the six months ended 31 December 2006 is not presented as there was no potential dilution of earnings per share. Diluted earnings per share for the six months ended 31 December 2005 was not presented because the existence of outstanding guaranteed convertible notes during that period had an anti-dilutive effect on the calculation of diluted earnings per share.

(b) The calculation of adjusted earnings per share is based on the profit attributable to equity shareholders of the Company and adjusted as follows:

	For the six month ended 31 December	
	2006	2005
	HK$ million	HK$ million
Profit attributable to equity shareholders of the Company	**3,793.6**	7,649.5
Effect of increase in fair value of investment properties	**(751.9)**	(5,018.5)
Effect of deferred tax on increase in fair value of investment properties	**123.1**	752.6
Effect of share of increase in fair value of investment properties net of deferred tax of associates and jointly controlled entities	**(1,146.2)**	(1,750.0)
Effect of share of minority interests	**409.3**	723.9
Adjusted earnings for calculation of earnings per share	**2,427.9**	2,357.5
Adjusted earnings per share	**HK$1.32**	HK$1.29

9 Trade and other receivables

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Loans receivable	-	31.6
Instalments receivable	**1,758.9**	1,810.5
Debtors, prepayments and deposits	**1,960.0**	1,169.5
Gross amount due from customers for contract work	**26.1**	31.4
Amounts due from associates	**201.6**	130.8
Amounts due from jointly controlled entities	**185.8**	212.4
	4,132.4	3,386.2

(i) Included in trade and other receivables are trade debtors (net of impairment loss for bad and doubtful debts) with the following ageing analysis as of the balance sheet date:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Under 1 month overdue	**2,487.9**	1,904.9
More than 1 month overdue and up to 3 months overdue	**70.0**	55.8
More than 3 months overdue and up to 6 months overdue	**30.6**	32.2
More than 6 months overdue	**208.2**	167.0
	2,796.7	2,159.9

(ii) For instalments receivable from sale of properties, collateral is usually obtained. Regular review and follow-up actions are carried out on overdue amounts to minimise exposure to credit risk. In respect of rental income from leasing properties, monthly rents are received in advance and sufficient rental deposits are held to cover potential exposure to credit risk. As such, the Group does not obtain collateral from its customers. An ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise any credit risk associated with these receivables. Adequate impairment losses have been made for estimated irrecoverable amounts.

10 Trade and other payables

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Creditors and accrued expenses	**2,159.0**	2,210.6
Gross amount due to customers for contract work	**1.9**	-
Rental and other deposits	**497.2**	460.3
Forward sales deposits received	**463.4**	0.4
Amounts due to associates	**37.3**	39.2
Amounts due to jointly controlled entities	**19.8**	19.6
	3,178.6	2,730.1

Included in trade and other payables are trade creditors with the following ageing analysis as of the balance sheet date:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Due within 1 month and on demand	**401.7**	334.6
Due after 1 month but within 3 months	**305.5**	221.0
Due after 3 months but within 6 months	**208.2**	106.0
Due after 6 months	**387.7**	775.0
	1,303.1	1,436.6

11 Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

12 Review of results

The condensed interim financial statements are unaudited and have been reviewed with no disagreement by the Audit Committee of the Company.

OTHER INFORMATION

Review of Interim Results

The unaudited interim results for the six months ended 31 December 2006 have been reviewed by the auditors of the Company, KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants.

Purchase, Sale or Redemption of the Company's Listed Securities

Apart from the share placement in November 2006 by the Company, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the period under review.

Audit Committee

The Audit Committee met in March 2007 and reviewed the systems of internal control and compliance and the interim report for the period ended 31 December 2006.

Corporate Governance

During the six months ended 31 December 2006, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company are not segregated under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirms that all Directors have complied with the required standards as set out in the Model Code.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Property Sales

For the six months ended 31 December 2006, the Group sold and pre-sold a total of approximately 2,300 residential units in Hong Kong generating sales revenues of approximately HK$4,000 million attributable to the Group, compared with HK$2,800 million for the same period of the previous year. Grand Waterfront in To Kwa Wan and The Sherwood in Tuen Mun, which were launched for sale in August and November 2006 respectively, were both well received. Up to the end of the period under review, 1,054 residential units and 647 residential units, or 59% and 41% of the total units, were respectively sold for these two large-scale development projects. Other projects put up for sale within the period, including Scenic Horizon in Shau Kei Wan and CentrePlace in the Mid-levels, also recorded satisfactory results.

For the period under review, profit from property development amounted to HK$1,150.9 million, compared with HK$116.7 million for the same period of the previous year.

The following development projects were completed in the period under review:

Project name and location	Site Area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Attributable gross floor area (sq.ft.)
1. Royal Green – Phase 2 18 Ching Hiu Road, Sheung Shui	97,133 (Note 1)	165,358	Residential	45.00	74,411
2. Grand Waterfront 38 San Ma Tau Street, To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 46.08 Commercial: 26.14	Residential: 451,109 Commercial: 34,113

At the end of the period under review, the Group had a total of 4,277 residential units available for sale from the following major property development projects:

(1) Major completed development projects offered for sale:

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use Purpose	Group's interest (%)	No. of residential units unsold & pending sale as at period end	Gross area of remaining unsold residential units (sq.ft.)
1. Casa Marina I 28 Lo Fai Road, Tai Po	283,200	226,561	Residential	100.00	48	164,667
2. Casa Marina II 1 Lo Ping Road, Tai Po	228,154	182,545	Residential	100.00	48	145,849
3. King's Park Hill 1-98 King's Park Hill Road	168,392	241,113	Residential	61.76	32	70,939
4. Palatial Crest 3 Seymour Road	17,636	185,295	Commercial/ Residential	63.35	20	25,823

5.	Royal Peninsula 8 Hung Lai Road	162,246	1,478,552	Residential	50.00	17	27,111
6.	Sereno Verde & La Pradera 99 Tai Tong Road, Yuen Long	380,335	1,141,407	Residential	44.00	14	12,355
7.	Royal Terrace 933 King's Road	16,744	138,373	Commercial/ Residential	100.00	24	19,795
8.	Park Central - Phases 1 & 2 Tseung Kwan O Town Lot Nos. 57 and 66	359,883	2,932,813	Commercial/ Residential	24.63	45	37,285
9.	Metro Harbour View - Phases 1 & 2, 8 Fuk Lee Street	228,595	1,714,463	Residential	60.65	80	50,155
10.	Paradise Square 3 Kwong Wa Street	17,297	159,212	Commercial/ Residential	100.00	45	28,848
11.	Grand Promenade 38 Tai Hong Street, Sai Wan Ho	131,321	1,410,629	Residential	63.07	415	440,426
12.	Splendid Place 39 Taikoo Shing Road	10,405	86,023	Commercial/ Residential	75.00	18	12,059
13.	Central Heights Park Central - Phase 3	39,148	319,066	Residential	25.00	89	85,869
14.	Royal Green – Phases 1 & 2 18 Ching Hiu Road Sheung Shui	97,133	485,620	Residential	45.00	308	241,871
15.	CentreStage 108 Hollywood Road	26,903	276,971	Commercial/ Residential	100.00	56	68,809
16.	Scenic Horizon 250 Shau Kei Wan Road	6,808	54,810	Commercial/ Residential	18.13	80	50,307
17.	CentrePlace 1 High Street	15,824	63,666	Residential	100.00	55	48,798
18.	Grand Waterfront 38 San Ma Tau Street To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 46.08 Commercial: 26.14	728	589,659
19.	The Sherwood 8 Fuk Hang Tsuen Road Tuen Mun	396,434	836,868	Commercial/ Residential	100.00	929	612,602
					Sub-total:	**3,051**	**2,733,227**

Gross area attributable to the Group: 1,906,098

(2) Projects pending sale or pre-sale:

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Residential	
					No. of units	Gross area (sq.ft.)
1. The Beverly Hills Tai Po Town Lot No. 161	982,376 (Note 2)	1,164,126	Residential	90.10	535	1,164,126
2. The Verdancy 50 Tan Kwai Tsuen, Yuen Long	54,487	54,487	Residential	100.00	119	54,487
3. 33 Lai Chi Kok Road Mong Kok	9,600	84,156	Commercial/ Residential	100.00	108	68,284
4. Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781	78,781	Residential	100.00	60	78,781
5. 500-502 Tung Chau Street, Cheung Sha Wan	35,629	320,659	Commercial/ Residential	100.00	400	267,216
6. 11-12 Headland Road, Island South	43,492	32,619	Residential	44.42	4	32,619
				Sub-total:	**1,226**	**1,665,513**
			Gross area attributable to the Group:			**1,532,135**
Total saleable residential units and total residential gross area from the major development projects:					**4,277**	**4,398,740**
			Total gross area attributable to the Group:			**3,438,233**

Note 1: The total site area for the whole Phase 1 and Phase 2 of the "Royal Green" is 97,133 square feet.

Note 2: This project is planned to be sold in phases in 2007. Marketing activities had been launched in late December 2006 and 4 houses had been sold through internal sale by 31 December 2006 (i.e., the end of the period under review).

Land Bank

The Group remained active in replenishing its land bank in Hong Kong through various means. During the period under review, the Group won the tender for a 92.31% stake of two prime sites in Wanchai with a total gross floor area of 184,711 square feet. The Group also added a number of agricultural land lots to its land bank with a total land area of approximately 0.7 million square feet.

During the period under review, land-use conversion in respect of land lots located at Jockey Club Road in Fanling has been completed and it will be developed into residential units comprising approximately 34,000 square feet in total gross floor area. Application for land exchange is now underway for the site at Tai Tong Road, Yuen Long, which is expected to provide approximately 1.09 million square feet in total gross floor area. The Group also submitted an application to the Government for land exchange for the site in Wu Kai Sha, Shatin. Negotiation on the premium for the exchange will start following the finalization of basic terms and it is expected to provide a total developable gross floor area of approximately 3 million square feet.

At the end of the period under review, the Group had a land bank with total attributable gross floor area of approximately 19.9 million square feet, including completed investment properties and hotels with total gross floor area of 8.8 million square feet and stock of unsold property units with total gross area of 2.5 million square feet. In addition, the Group held rentable car parking spaces

with a total area of around 2.5 million square feet. It also held agricultural land lots of approximately 30.6 million square feet in terms of total land area, which is the largest holding among all property developers in Hong Kong.

Investment Properties

The Group's gross rental income for the period under review, including its share from jointly controlled entities, increased by HK$298.9 million or 24.4% to HK$1,522.7 million over that for the same period of the previous year. Net rental income for the period was HK$1,003.3 million, increased by 31.0% from HK$765.7 million for the same period of the previous year. At the period end, the Group's core rental properties recorded a high leasing rate of 95%.

Pay rises, stable interest rates and a buoyant stock market were the key drivers for boosting consumer confidence in the period under review. Increased tourist arrivals also contributed to improved retail sales. With more international brand name retailers and up-market restaurants joining force, the IFC Mall was already fully let. With a view to attracting more customers and increasing turnover for tenants, promotional campaigns, tenant-mix re-alignment and facility upgrading works have been regularly made in the Group's shopping malls. Refurbishments for Metro City Phase II and Shatin Plaza are now underway and Trend Plaza in Tuen Mun will add 20,000 square feet of prime retail space when the conversion works of the recently-acquired Tuen Mun Theatre complete in early 2008.

Driven by strong growth of the finance and the related service sectors in the territory, demand for quality office space remained keen. Most of the Group's major office towers, particularly the International Finance Centre, recorded respectable rental performances. Demand for serviced apartments also grew in parallel with the influx of multinational corporations. The serviced suites at Four Seasons Place, which offered an exclusive experience of luxury living and personalised services, recorded satisfactory occupancy and room rates.

Construction and Property Management

During the period under review, the Group's construction division completed many prominent projects, including Royal Green – Phase 2 and Grand Waterfront, in addition to a number of renovations and upgrading works for the shopping centres. Contribution from this business operation amounted to HK$32.7 million.

Major projects in progress include The Beverly Hills, 500-502 Tung Chau Street, 33 Lai Chi Kok Road, 222 Tai Kok Tsui Road, as well as office developments on Wai Yip Street and Sheung Hei Street.

The Group considers site safety a top priority and for the year 2006, the accident rate for the Group's construction activities was even lower than that for the government projects, whose safety requirements have long been regarded as the most rigorous. In addition, being committed to green initiatives, the Group adopted Environmental Management System based on the international standard ISO 14001:2004 and its result was to the satisfaction of Hong Kong Quality Assurance Agency in November 2006.

The Group's member property management companies, Hang Yick and Well Born, are on the frontline offering their care and the finest services not only to the customers, but also to the public at large. Owners' satisfaction rate as to handover arrangement of the recently-completed CentreStage was almost 100%. They also won a multitude of awards during the period under review including the "Highest Voluntary Service Hours Award" and the "Outstanding Partnership Award in the Employment of People with Disabilities 2006" from the Social Welfare Department.

Business in Mainland China

The Group is one of the earliest entrants to the real estate market in Mainland China. Over the years, several outstanding projects have been completed. These include Henderson Centre in Beijing, Office Tower II of The Grand Gateway in Shanghai, Heng Bao Garden in Guangzhou and Shanghai Skycity, of which a total gross floor area of approximately 2.64 million square feet has been retained by the Group for rental purpose. Rental performance was satisfactory during the period under review. Occupancy rate for Office Tower II of The Grand Gateway in Shanghai stood at 93%, whereas the shopping podia at Skycity and Everwin Garden were both fully let. The rental properties in Mainland China altogether generated a total gross rental income of HK$83.8 million during the period under review, an increase of 185.6% over the same period of the previous year.

In 2006, the Group re-defined its property business strategy in the Mainland. Apart from developing prime sites in the prime cities of Beijing, Shanghai and Guangzhou, the Group also focused on second-tier cities in the fast growing regions.

Development projects in the prime cities

Quality developments in the prime cities, where the infrastructure and supplementary facilities are well developed, draw keen interest from both foreign end-users and investors. To meet such growing demand, the Group will continue to target those prime sites with heavy pedestrian traffic and easy access for development into large-scale complexes of exceptional design and quality. The following is a summary of the progress made in some development projects:

Construction work of the World Financial Centre, which is located at No.2 Guan Dong Dian, Chao Yang District of Beijing, has progressed well. Upon completion in mid-2008, ahead of the opening of the 2008 Beijing Olympics, this project will house two connected grade A office towers with a total gross floor area of approximately 2.7 million square feet. The world-renowned Cesar Pelli of Pelli Clarke Pelli Architects, Inc. and HBA have been appointed as the design architect and the interior designer respectively for this flagship property. The Group will keep this landmark project for rental purpose and pre-leasing activities have commenced.

In the downtown of Shanghai, the Group's prime site at Lot 688, north of Nanjing Road West, Jingan District, will be developed into a 24-storey office building over a 2-level commercial podium with a total gross floor area of approximately 920,000 square feet. During the period under review, acquisition of its remaining 15% interest was completed allowing the Group to have full control over the development. Tange Associates of Japan have been appointed as the design architect and construction work will commence shortly after the plans are approved. Upon completion in the second half of 2009, it will be retained by the Group for rental income.

In addition, the site at Lot 130-2 Heng Feng Road of Zhabei District, which commands a land area of approximately 62,141 square feet, will be developed into an office building with a total gross floor area of about 510,000 square feet. Substructure work is now in progress. Due to postponement in construction, this project is expected to be completed in 2009. This building will be held for rental purpose. For the nearby site at Lot 147-2, 3 Heng Feng Road of approximately 64,842 square feet, it will be developed into a 25-storey commercial complex with a total gross floor area of over 400,000 square feet. Site works will commence in the second half of 2007 and it is expected to be completed and be ready for the Group's rental purpose in late 2009.

In Guangzhou, the River Pearl Plaza (Blocks A, B and C) at Yanjiang Road West, Yuexiu District comprises three sites with an aggregate site area of approximately 285,505 square feet. The project is planned for a mixed development. Demolition and site clearance works are still in

progress in accordance with the schedule for the finalization of new development plans as well as the local municipal authorities' approval.

Hengli Wanpan Huayuan (formerly known as 210 Fangcun Avenue Development) became the most-sought-after residence in Guangzhou and its phase I residential development was basically sold out after its overwhelmingly successful launch in October 2006. The launch of its phase II development in early January 2007 received an equally encouraging response with approximately 80% of their units sold. The average selling price for these two phases of development was RMB8,000 per square metre. The entire project, comprising nine residential towers of 33 to 34 storeys, a two-level commercial podium, two-level basement carparks and a kindergarten, provides a total attributable gross floor area of some 2.0 million square feet and is expected to be completed by the first quarter of 2008.

Development projects in the second-tier cities

The Group believes that, with rapid economic growth, improving infrastructural development and rising productivity, the pace of urbanization will hasten. This will in turn create demand in emerging second-tier cities for housing of a better quality to improve living standards. The Group has therefore made significant efforts in the negotiation for acquisition of land in over 20 second-tier cities in the Mainland, particularly in those provincial capitals with a preponderance of the middle class.

Knowing that relaxing, yet convenient, living environment is particularly attractive to the local home-buyers, the Group will focus on developing large-scale self-contained communities in second-tier cities. With the majority of the development designed for residential use, complemented by shopping malls and amenity facilities, such large-scale communities will bring about an efficient use of the land resources, thus enhancing long term appreciation in property value.

As reported in the 2006 Annual Report, preliminary works had commenced in the project of Xuzhou New Town, Jiangsu province and the project of Xingsha Town, Changsha, Hunan province. For the project of Xuzhou New Town, a piece of land of 5.89 million square feet, in the proximity of Dalong Lake, was acquired at RMB541 million and to be built for a total residential floor area of over 5.3 million square feet together with the provision of commercial facilities. The project will be developed in phases and its first phase will consist of residential towers with relative high density. With about 1.28 million square feet of gross floor area, pre-sale will begin in early 2008 and this phase of development is scheduled for completion in the second half of 2008. The entire development is expected to be completed by 2010. The project in Xingsha Town of Changsha, with total land cost of RMB198 million, will be developed in phases. The first phase will provide a total residential floor area of approximately 1.3 million square feet and will include a shopping arcade and a kindergarten. Pre-sale will begin in early 2008 and it is due for completion in the second half of 2008. The whole development is expected to be completed by 2010 and the Group has increased the shareholding of this project up to 91%.

Since July 2006, the Group has added the following land lots to its landbank by way of auction, strategic co-operation and acquisition:

In Kaifu District of Changsha City, Hunan province, the Group bought another piece of land of about 825,000 square feet at RMB184 million, which will be developed into a residential project with a gross floor area of 2.48 million square feet. It is adjacent to the Kaifu District Government Offices with excellent transport infrastructure and lush environment. Planning and design have commenced and site works will start in the second half of this year. Pre-sale will begin in late 2008 and the project is scheduled for completion before the end of 2009.

The Group has also formed a 50/50 joint venture with Temasek Holdings (Private) Limited of Singapore to jointly develop a riverside residential project over the east riverbank of Chan River, Xian, Shaanxi Province. The site of approximately 15 million square feet is located within the Chan Ba Ecological District. Surrounded by the east third ring road and subway, which are both under construction, the development will have a gross floor area of approximately 33.5 million square feet with comfortable living environment as well as comprehensive amenities upon completion. Total land cost for this project was about RMB1,720 million. The first phase of the development, which has a total gross floor area of approximately 2.5 million square feet, is expected to be launched as early as mid-2008 and will be completed in mid-2009. This sizeable project is expected to be completed by 2013.

At the Shenyang New District Development of Liaoning province, the Group also acquired a parcel of land of about 3.6 million square feet at over RMB190 million, which has a scenic view with a small river flowing along the boundary and a hill at the back of the site. It is earmarked for residential and commercial development with a total gross floor area of about 5.4 million square feet. Planning and design will commence shortly and it is tentatively planned that the land fronting the river of Puhe will have a low density development of town houses and low rise apartments, whereas the remaining parts of the site will have a rhythmic grouping of residential buildings of 12 to 18 storeys. Site works will start in the first half of 2008. Pre-sale will take place in the first half of 2009 and the development is scheduled for completion before the end of 2009.

Two more development projects in Chongqing were added, one in Nan'an District and the other in Phoenix Area of Erlang New City. For the Nan'an District Riverside Development, the land lot of approximately 1.1 million square feet is located at Binjiang Road which runs alongside the river bank of Changjiang. Adjacent to a large green park of approximately 0.8 million square feet, this development enjoys a panoramic view of Changjiang. Total cost for acquiring this site was about RMB310 million. This residential project, together with commercial space, a kindergarten and clubhouse facilities, will have a total floor area of around 4 million square feet. Planning and design have commenced and site works will start in mid-2008. Pre-sale is scheduled to begin in the first half of 2009 and completion is expected by the end of 2009.

A land lot of about 920,000 square feet in Phoenix Area of Erlang New City, Chongqing City was also acquired at RMB157 million. Erlang New City Development, linked with Chengdu by Chengdu-Chongqing Expressway, has a zoning plan covering an artificial lake, a wetland park and a sports centre. This residential project, complemented by commercial space, a kindergarten and clubhouse facilities, will provide a total gross floor area of around 2.8 million square feet on completion. Planning and design have commenced and site works will start in the second half of 2008. Pre-sale is expected to begin in the first half of 2009 and it is due for completion by the end of 2009.

Recently, the Group won the bid for a piece of land in Suzhou, Jiangsu Province at the consideration of about RMB865 million. Located in Xiangcheng District with a site area of about 3.18 million square feet, it is planned for a mixture of residential and commercial development along the river with a total developable floor area of about 6.8 million square feet. Planning and design have commenced and the initial development plan called for a water-themed design so as to capture the scenic environment of Suzhou. Site works will start in the second half of 2008. Pre-sale is scheduled to begin in mid-2009 and it is due for completion in 2010.

Expected Completion schedule

Project name and location	Land-use	Attributable gross floor area (million square feet)
For the year ending 30 June 2008		
World Financial Centre, Beijing	Office	2.7
Hengli Wanpan Huayuan, Guangzhou	Mixed (note 1)	2.0
	Total :	**4.7**
For the year ending 30 June 2009		
Phase 1, Project in Xuzhou New Town, Xuzhou	Mixed (note 1)	1.3
Phase 1A, Project in Xingsha Town, Changsha	Mixed (note 1)	1.3
Phase 1, Chan River East Development, Xian	Mixed (note 1)	2.5
	Total :	**5.1**
For the year ending 30 June 2010		
Lot 688, North of Nanjing Road West, Jingan District, Shanghai	Mixed (note 2)	0.9
Lot 130-2, Heng Feng Road, Zhabei District, Shanghai	Office	0.5
Lot 147-2,3, Heng Feng Road, Zhabei District, Shanghai	Mixed (note 2)	0.5
Kaifu District Development, Changsha	Residential	2.5
Shenyang New District Development, Shenyang	Mixed (note 1)	5.4
Nan'an District Riverside Development, Chongqing	Mixed (note 1)	4.0
Phoenix Area North Development, Chongqing	Mixed (note 1)	2.8
Xiangcheng District Development, Suzhou	Mixed (note 1)	6.8
	Total :	**23.4**

Note 1: majority for residential purpose, complemented by commercial and supplementary facilities
Note 2: include commercial and office

To sum up, a total land cost of over RMB4,100 million has been spent so far for the properties under development in the second-tier cities of Mainland, with an attributable land area of approximately 30 million square feet. This will provide a total attributable gross floor area of 73.2 million square feet, of which around 80% is earmarked for residential development for sale with details as follows:

Usage of land bank	Developable gross floor area (million square feet)	Percentage
Residential	57.0	77.9%
Commercial	3.9	5.3%
Office	3.2	4.4%
Other	9.1	12.4%
Total :	**73.2**	**100.0%**

Apart from the above projects, the Group is entering into the final phase for the acquisition of several land sites, for which agreements have been reached. These projects will involve land cost payments of approximately RMB7,500 million and will produce a total gross floor area of 83 million square feet on completion. With the probable completion of the formalities for the land acquisition before the end of June 2007, the Group's landbank in the Mainland will further increase to a total developable floor area of about 150 million square feet.

In order to become a truly national property developer, the Group will bring to bear on its Mainland projects its project management teams' advanced and wide ranging experience in Hong Kong, whilst at the same time recruiting additional professional talents. The Group will also work hand in hand with world-renowned architects and designers to develop quality properties, fulfilling its pledge of excellence and further reinforcing its already strong brand name. Additionally, the Group's other competitive advantages are:

- its ability to provide high quality and reliable property management services, fully backed-up by

its experienced and award-winning property management companies in Hong Kong; and

- its complementary business expansion in the Mainland with its listed associate, The Hong Kong and China Gas Company Limited, which already has 70 projects in piped-gas distribution, water supplies and sewage treatment in the Mainland.

The Group believes that, with the timely implementation of its expansion plan, it will soon be widely recognized as a leading property developer in the Mainland.

Henderson Investment Limited

For the six months ended 31 December 2006, the unaudited consolidated profit of this group attributable to equity shareholders amounted to HK$1,951.5 million, an increase of HK$149.5 million or 8.3% over that for the same period of the previous year. Excluding the revaluation surplus of investment properties (net of deferred tax), the underlying profit for the period was HK$1,510.3 million, an increase of HK$566.6 million or 60.0% over that for the same period of the previous year. The profit growth was mainly due to an increase in interest income after the share placement, while an impairment loss on goodwill arising from the privatisation of Henderson Cyber Limited of HK$161.8 million was recorded in the previous year. For its core investment properties, the leasing rate remained high at 94%. With an influx of inbound tourists, Newton Hotel Hong Kong and Newton Hotel Kowloon reported growth in both average room rate and occupancy despite an increase in hotel-room supply in Hong Kong. China Investment Group Limited, its 64%-owned subsidiary engaged in the toll-bridge and toll-road joint venture operations in Mainland China, recorded a smaller profit contribution as Hangzhou Qianjiang Third Bridge, whose repair work commenced in October 2005, was still under renovation by the period end.

Associated Companies

The Hong Kong and China Gas Company Limited reported a consolidated net profit after taxation of HK$5,862.6 million for the year ended 31 December 2006, which comprised HK$3,224.4 million arising from its gas business and property rental income (an increase of HK$162.6 million as compared with 2005) and HK$2,638.2 million from the sale of properties and a revaluation surplus from an investment property.

During the year under review, Hong Kong and China Gas signed agreements to establish piped city-gas companies in Xi'an, Shaanxi province; Yuhang, Hangzhou, Zhejiang province; Tongling, Anhui province; Jintan, Jiangsu province and Yingkou, Liaoning province. On 4 December 2006, Hong Kong and China Gas, Panva Gas Holdings Limited ("Panva Gas") and its largest shareholder, Enerchina Holdings Limited ("Enerchina"), jointly announced that Panva Gas would acquire Hong Kong and China Gas's interest in the shares and shareholder loans in ten mainland piped city-gas companies and that in return, Panva Gas would issue approximately 773 million new shares to Hong Kong and China Gas. With the completion of this transaction on 1 March 2007, Hong Kong and China Gas has become the largest shareholder of Panva Gas holding about 43.97% of its issued shares. On a combined basis, Hong Kong and China Gas and Panva Gas have 60 piped city-gas projects on the Mainland. Panva Gas also has liquefied petroleum gas businesses in 15 Mainland cities.

Hong Kong and China Gas successfully entered the energy upstream arena in 2006 by acquiring its first coalbed gas joint venture project in Shanxi province and concluding a joint venture agreement to invest in a natural gas liquefaction project in Yan'an, Shaanxi province. The upstream projects will provide an additional gas source for the downstream project of piped city-gas projects. Inclusive of Panva Gas, Hong Kong and China Gas currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector.

In Hong Kong, total volume of gas sales remained stable and the number of customers as at the end of 2006 was 1,622,648, an increase of 25,375 over 2005. To receive natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal, Hong Kong and China Gas has laid twin 34 km, 450 mm-diameter submarine pipelines from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong and constructed control and metering stations at Chengtoujiao and Tai Po. With the commissioning of both pipelines and stations, as well as natural gas receiving station in Tai Po, natural gas and naphtha have been used as dual feedstock mix for producing town gas since October 2006, bringing savings on gas bills to customers through the existing fuel cost adjustment mechanism. ECO Energy Company Limited, its wholly-owned subsidiary company, will soon conclude operational tests as the installation work of a landfill gas treatment facility at the North East New Territories landfill site was completed. Construction work of a 19 km pipeline to Tai Po gas production plant has also been completed and it expects to start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by mid-2007.

On the property development front, encouraging response was received in August 2006 for its pre-sale of Grand Waterfront at Ma Tau Kok south plant site. Together with the sale of the remaining residential units at Grand Promenade and King's Park Hill, a total profit of about HK$1,779.4 million was made from property sales for the year under review. The commercial area of approximately 150,000 square feet at the podium of Grand Waterfront was completed during the year, becoming another major investment property to Hong Kong and China Gas in addition to the International Finance Centre Complex.

It is anticipated that with the introduction of natural gas, the price competitiveness of town gas will be enhanced in the local energy market, while its Mainland business will also further prosper given that the total number of piped city-gas projects has increased since the acquisition of Panva Gas as its associated company in early March 2007.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated net profit after taxation of HK$121.7 million for the year ended 31 December 2006, representing a decrease of 50% from the consolidated profit after taxation of HK$243.2 million in 2005. The decrease in profit was mainly due to the provision of HK$100 million for a claim arising from the Central Ferry Piers litigation.

During the year, this group recorded an operating profit of HK$136 million from the sale of approximately 220 residential units of Metro Harbour View, with a value of approximately HK$265 million. Residential units of MetroRegalia at Tong Mi Road was also offered for sale in December 2006, with a profit of HK$18 million recorded. On the property investment front, rental income from Metro Harbour Plaza amounted to HK$24.3 million for the year and its leasing rate as at the end of the year was approximately 98% after taking into account the committed tenancies. Also, 50% of the shops at MetroRegalia were leased out.

Construction progressed well for the residential-cum-commercial property development site at 222 Tai Kok Tsui Road, which will provide a total gross floor area of approximately 320,000 square feet upon completion by late 2008. No.6 Cho Yuen Street, Yau Tong, which has gross floor area of approximately 140,000 square feet for residential use and 25,000 square feet for non-residential use respectively, also showed good progress and should be completed by early 2009.

Due to severe competition, coupled with the increase in fuel oil price, the Ferry, Shipyard and Related operations recorded a loss of HK$7.2 million. During the year, the fee arising from the litigation in respect of the proposed development of the Central Ferry Piers amounted to HK$27.5 million. After accounting for increased costs, the Travel and Hotel Operations recorded an operating loss of HK$2.3 million this year despite a slight increase in turnover.

It is anticipated that selling of residential units will be the major source of income for Hong Kong Ferry in the coming year and the rental income will also register stable growth.

Miramar Hotel and Investment Company, Limited recorded HK$389.5 million in unaudited profit attributable to shareholders for the six months ended 30 September 2006, representing an increase of 19% as compared to the same period of the previous year. Hotel Miramar recorded a 20% increment in the average room rate over the same period of the previous year while maintaining an average occupancy rate of 90%. The hotel's food and beverage operations and the hotel management business have also performed satisfactorily. Miramar Shopping Centre and Hotel Miramar Shopping Arcade upgraded market positioning and image by changing tenant mix since previous year. Average rental rate for renewals and new leases concluded during the period went up by approximately 35% compared with expired leases; and average occupancy stayed at about 90% for Miramar Shopping Centre. Its office tower, similarly, showed a remarkable rental growth of over 80% with an average occupancy rate close to 90%. To gain direct access to MTR station and to draw more pedestrian flow, Miramar, together with the developer of Tung Ying Building site, entered into an agreement with the MTR Corporation to jointly build a pedestrian tunnel connecting the Tsim Sha Tsui MTR station to Miramar Shopping Centre, Hotel Miramar and their adjacent building. Due to a general slowdown in the US property market, the Group's land-sale project at Placer County, California, U.S. recorded no transaction during the period. The overall food and beverage operation, including the premier restaurant duo of Cuisine Cuisine and Lumiere, registered steady profit growth. Travel business, with more customers attracted by its new package tours and itineraries and growing business for its commercial travel department, also made significant progress. It was also appointed as the Hong Kong General Agent for OCEANIA, a leading cruise company in Europe.

SUNLIGHT REAL ESTATE INVESTMENT TRUST

In December 2006, the Group disposed of its interests in eleven office and retail (including car parking) properties to Sunlight Real Estate Investment Trust ("Sunlight REIT") at a total consideration of approximately HK$1,099.3 million. Units of Sunlight REIT were then listed on the Main Board of The Stock Exchange of Hong Kong Limited on 21 December 2006 with approximately 4.5% of Sunlight REIT being held by the Group as a result. Sunlight REIT currently owns a portfolio of 20 office and retail properties in Hong Kong with an aggregate gross rentable area of approximately 1.29 million square feet. The transaction proceeds would be used for the operations and new investment opportunities of the Group. Further, the Group's business would be diversified with an additional source of stable income as its wholly-owned subsidiary, namely, Henderson Sunlight Asset Management Limited has been appointed as the manager of Sunlight REIT.

FINANCIAL REVIEW

Review of Results

For the six months ended 31 December 2006, the Group's turnover amounted to HK$4,524.6 million, an increase of HK$1,791.9 million or 65.6% over the same period of the previous year. The profit attributable to equity shareholders of the Company amounted to HK$3,793.6 million for the period under review, a decrease of HK$3,855.9 million or 50.4% from the same period of the previous year. The underlying profit, excluding the revaluation surplus of investment properties (net of deferred tax), was HK$2,427.9 million for the six months ended 31 December 2006, an increase of HK$70.4 million or 3.0%.

Property development revenue amounted to HK$2,714.9 million for the period under review, an increase of HK$2,311.8 million over the same period of the previous year. The increased revenue was mainly attributable to the satisfactory sales of various property development projects including Grand Waterfront, The Sherwood and CentrePlace. As a result, this business segment recorded a profit contribution of HK$1,150.9 million for the period under review, compared with HK$116.7 million for the corresponding period of the previous year.

Property leasing revenue including attributable contributions from rental properties owned by jointly controlled entities amounted to HK$1,522.7 million. This represented an increase of HK$298.9 million or 24.4% over the amount of HK$1,223.8 million for the previous interim period. Net rental income for the period was HK$1,003.3 million, up by 31.0% from HK$765.7 million for the same period of the previous year.

Excluding attributable contributions from jointly controlled entities, the Group's gross rental income grew by 12.9% to HK$1,220.2 million and accounted for 27.0% of the Group's total turnover. The increase reflected the higher rental rates in Hong Kong during the period under review as a result of the robust domestic economic activities. For the six months ended 31 December 2006, profit contribution of this business segment amounted to HK$772.8 million, an increase of HK$126.2 million or 19.5% over the amount of HK$646.6 million for the same period of the previous year.

Excluding those of jointly controlled entities, the revaluation surplus of the Group's investment properties (before deferred tax and minority interests) amounted to HK$751.9 million for the period under review, as compared with HK$5,018.5 million for the same period of the previous year.

Profit contribution from financial services, representing interest received on property mortgage loans provided to the purchasers of the Group's developments and on the shareholder loans provided to the joint venture developments in which the Group participated, amounted to HK$39.4 million for the period under review, a decrease of HK$30.9 million as compared with that for the same period of the previous year.

Building construction activities which are mainly catered to the developments in which the Group participated recorded a profit contribution of HK$32.7 million for the period under review, as against HK$15.5 million for the corresponding period of the previous year.

Revenue from the investment in infrastructure projects in Mainland China that is mainly operated through the Group's subsidiary, China Investment Group Limited, amounted to HK$72.9 million, representing a decrease of HK$19.5 million or 21.1%. The decrease was mainly due to the fact that the repair work on a toll bridge in Hangzhou which had commenced since October 2005 was still ongoing by the period end. Accordingly, the profit contribution from this segment decreased by HK$8.5 million or 16.4% to HK$43.2 million.

Hotel operations recorded a sales growth of 9.7% to HK$73.5 million for the period under review, on the back of higher average occupancy and average room rates which benefited from an increase in inbound tourists. The profit contribution from this segment amounted to HK$28.7 million, an increase of HK$4.4 million or 18.1%.

The segment revenue of other business activities of the Group including department stores operations, property management and security guard services grew by HK$48.4 million or 17.2% to HK$329.6 million for the period under review. This segment recorded a profit of HK$38.3 million for the period, compared with HK$16.7 million for the same period of the previous year.

The Group's share of profits less losses of associates net of taxation amounted to approximately HK$1,619.8 million, as compared with HK$1,101.3 million for the same period of the previous year. Excluding the revaluation surplus of investment properties, the Group's share of the underlying profits less losses of associates amounted to some HK$1,352.9 million, an increase of 60.6% as compared with HK$842.5 million for the previous interim period.

In particular, the Group's share of after tax profits from the three listed associates totalled approximately HK$1,462.1 million for the period under review as against HK$1,010.2 million for the corresponding period of the previous year. Excluding the revaluation surplus of investment properties (net of deferred tax), the Group's share of the underlying profits of the three listed associates increased from HK$825.1 million to HK$1,242.2 million as a substantial share of profits arising from the sale of Grand Waterfront, a large-scale waterfront development project completed by the end of 2006, was accounted for in the period under review by The Hong Kong and China Gas Company Limited.

The Group's share of profits less losses net of taxation of jointly controlled entities which are mainly engaged in property development and property investment activities amounted to HK$1,332.8 million, as against HK$2,216.8 million for the same period of the previous year. Excluding revaluation surplus of investment properties (net of deferred tax), the Group's share of the underlying profits less losses of jointly controlled entities (but before minority interest) was HK$453.4 million, as compared with HK$725.8 million for the same period of the previous year. The decrease was mainly due to a smaller number of residential units in Grand Promenade having been sold during the period under review.

Finance costs charged to the profit and loss account amounted to HK$294.6 million as against HK$220.0 million for the same period of the previous year as a result of higher interest rate levels.

As a result of the disposal of its interests in eleven investment properties to Sunlight REIT, an amount of HK$103.8 million by way of other operating loss was recorded during the period under review. In contrast, an amount of HK$650.7 million by way of other operating net income arising from the privatisation of Henderson China and Henderson Cyber was included in the corresponding period of the previous year.

Issue of New Shares

On 10 November 2006, pursuant to a placing agreement, a subsidiary of Henderson Development Limited (the controlling shareholder of the Company) sold 128 million existing shares of the Company at the placing price of HK$43.05 per share. Pursuant to the placing agreement, the Company then issued 128 million new shares to Henderson Development Limited at the placing price adjusted for this purpose by the expenses incurred in relation to the placing and the subscription, raising net proceeds of approximately HK$5,508.0 million. The new shares represented approximately 7.05% of the Company's then existing issued share capital and about 6.59% of its issued share capital as enlarged by the subscription. With an enlarged shareholder base, this put the Group in a better financial position for future expansion, both in Hong Kong and Mainland China.

Financial Resources and Liquidity

In July 2006, the Group concluded a HK$13,350 million syndicated credit facility of five years in tenor. This financing transaction took the form of a revolving credit facility and offered optimal flexibility for the general corporate funding purposes of the Group. A syndicate of 24 international banks as well as local banks originating from ten countries in all participated in this credit facility, whilst the interest margin was extremely preferential. These fully demonstrated the support and confidence that the banking community has placed on the Group.

Shortly after the end of the period under review, a financing arm of Group's jointly controlled entity that owns the IFC project has concluded a five-year syndicated term loan facility of HK$17,350 million. It set a new record in the local syndicated loan market as being the largest in transaction size for private sector borrowings ever raised in Hong Kong Dollars. On the strength of quality tenant portfolio and landmark status for the underlying IFC project, this stand-alone project loan was concluded on very favourable terms.

At 31 December 2006, the aggregate amount of the Group's total net bank borrowings amounted to approximately HK$11,300.9 million (30 June 2006: HK$13,035.4 million). The Group's borrowings were mainly unsecured, with the vast majority having been obtained on a committed term basis. With abundant committed banking facilities in place and continuous cash inflow generated from a steady base of recurrent income, the Group has adequate financial resources in meeting the funding requirement for its ongoing operations as well as future expansion.

During the period under review, apart from the disposal of some property interests to Sunlight REIT, the Group did not undertake any significant acquisition or disposal of assets outside its core business.

Loan Maturity Profile

The maturity profiles of the Group's bank borrowings were as follows:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Bank borrowings repayable:		
Within 1 year	**4,213.7**	7,029.2
After 1 year but within 2 years	**764.5**	3,848.5
After 2 years but within 5 years	**15,661.2**	6,085.0
After 5 years	**-**	3,731.8
Total bank borrowings	**20,639.4**	20,694.5
Deduct: Cash at bank and in hand	**9,338.5**	7,659.1
Total net bank borrowings	**11,300.9**	13,035.4
Total equity attributable to equity shareholders of the Company	**86,359.3**	77,964.1
Gearing ratio (%)	**13.1%**	16.7%

Calculated on the basis of total net bank borrowings as a ratio of total equity attributable to equity shareholders of the Company at 31 December 2006, the Group's gearing ratio stood at 13.1% as compared with 16.7% at 30 June 2006.

	6 months ended 31 December 2006 HK$ million	6 months ended 31 December 2005 HK$ million
Profit from operations before changes in fair value of investment properties plus the Group's share of the underlying profits less losses of associates and jointly controlled entities (after excluding the unrealised surplus on revaluation of investment properties and taxation)	**3,909**	3,203
Interest expense (before capitalization of interest)	**534**	379
Interest cover (number of times)	**7**	8

Interest cover is measured by reference to (a) the Group's profit from operations before changes in fair value of investment properties plus the Group's share of profits less losses of associates and jointly controlled entities (after excluding the unrealised surplus on revaluation of investment properties and related taxation) and (b) the interest expenses before capitalization of interest. On this basis the Group's interest cover for the period under review was 7 times, compared to 8 times for the same period of the previous year.

Interest Rate Exposure and Exchange Rate Exposure

The Group's financing and treasury activities are centrally managed at the corporate level. Bank loans and borrowings of the Group are principally of a floating rate in nature obtained from international banks in Hong Kong. While the Group's borrowings were denominated mainly in Hong Kong Dollars, a portion of such borrowings was in Renminbi to support the Group's business activities in Mainland China. Apart from its investments in China which are denominated in Renminbi and are not hedged, the Group had no other material open foreign exchange positions at the year end. The Group does not make use of any derivative instruments for speculative purposes.

Assets of the Group had not been charged to any third parties in the period under review except that security was provided in respect of a very small portion of project financing facilities that was extended by banks to a subsidiary of the Group engaged in infrastructural projects in Mainland China.

Capital Commitments

At 31 December 2006, capital commitments of the Group amounted to HK$9,132.0 million (30 June 2006: HK$7,264.7 million).

Contingent Liabilities

Contingent liabilities of the Group at 31 December 2006 amounted to HK$29.1 million. As at 30 June 2006, contingent liabilities of the Group amounted to HK$2,088.3 million.

Employees

At 31 December 2006, the Group had about 7,100 (31 December 2005: 6,600) full-time employees. The remuneration of employees was in line with the market trend and commensurable with the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total employee costs for the six months ended 31 December 2006 amounted to HK$530.7 million, representing an increase of HK$91.7 million or 20.9% over the same period of the previous year.

Prospects

China continues its rapid pace of economic growth, fuelling further advances for various business sectors in Hong Kong. In particular, with the increasing number of Mainland enterprises listed in Hong Kong, financial institutions from both Mainland China and overseas countries are keen to expand their businesses in Hong Kong so as to seize the investment opportunities for their investors. It will underpin growth in the Hong Kong economy and also lend support to Hong Kong's property market.

The recent strong auction results reflect the great demand for luxury residential accommodations in Hong Kong. The Group has responded to such demand by vigorously marketing luxury residential properties such as The Beverly Hills at Tai Po. In addition, rising wages, favourable mortgage terms offered by banks, and reduced stamp duty are all conducive to encouraging home buying by the general public. Thus, both volume and price for residential property sales as a whole are expected to pick up steadily. The Group plans to launch the sale of a number of development projects, including 500-502 Tung Chau Street, 33 Lai Chi Kok Road, Tong Yan San Tsuen project and The Verdancy at Yuen Long. Together with the re-launch of the popular projects including Grand Waterfront, The Sherwood and Grand Promenade, they are expected to bring significant revenue to the Group.

Driven by robust domestic economic activities, office demand will remain strong. To meet rising demand for quality office space, the Group will complete the development of a number of new office buildings over the next few years, which will give an added boost to rental income. The development of Kwun Tong 223 on Wai Yip Street will provide over 1.0 million square feet of grade-A office space equipped with hi-tech intelligent facilities when it is completed by this year-end. Pre-leasing of this landmark project is being launched and good response has been received from both local companies and multinational corporations. The Group currently has approximately 8.8 million square feet of completed investment properties in Hong Kong. With the gradual completion of those projects under construction, it will increase to 10.0 million square feet in the coming year. Rental income from the quality office buildings is expected to rise further, whereas on the back of an improved consumption sentiment, rental growth for shopping centres will also be remarkable. Rental revenue, which rises continuously, is one of the key drivers for the Group's profit growth. It also drives up the Group's asset values over the long term.

Office Tower II of The Grand Gateway in Shanghai was almost fully let soon after its completion in the fourth quarter of 2005, making significant contribution to the Group's rental revenue in the period under review. This reflects the strong appetite for quality office space in Mainland China and bodes well for the leasing prospect of the World Financial Centre in Beijing and the other office and commercial properties in Shanghai, which are now under construction.

Despite a new series of macroeconomic control measures in Mainland China, continuous economic growth and robust end-user demand continue to lend support to quality property development

projects such as Hengli Wanpan Huayuan in Guangzhou. The Group believes that the measures are aimed at curbing speculation, stabilising property price and rationalizing the property market, which are all favourable for the Group's long-term investment and development in Mainland China. The Group will continue to bring a combination of world vision, local experience and professional expertise to bear on its developments. This will ensure that the Group will prevail on the strength of quality, irrespective of market conditions.

The Group has taken active steps to expand its landbank in Mainland China. With the addition of several pieces of prime sites in various cities for the past eight months, the Group's land bank has increased to a total attributable gross floor area of 73.2 million square feet. In addition, the Group is entering into the final phase for the acquisition of several land sites, for which agreements have been reached. With the probable completion of the formalities for the land acquisition before the end of June 2007, the Group's landbank will amount to a total attributable gross floor area of about 150 million square feet, paving a solid way for its future development. Design and planning, or preliminary works, have been embarked upon for some of the acquired land lots with good progress being made. These projects will become an important driver for the Group's profit growth in the years to come.

The Group, with equal emphasis on both markets of Hong Kong and the Mainland, strives to enhance shareholder value with a wider market coverage. Rental income from both Hong Kong and Mainland China, as well as contributions from the Group's listed associates, will provide stable recurrent income to the Group. The sale of various property development projects will also result in a significant profit. In the absence of unforeseen circumstances, it is anticipated that the Group will show satisfactory performance in the current financial year.

TRIBUTE

The Hon. Lo Tak Shing *GBM, JP,* vice chairman and non-executive director of the Company, passed away during the period.

Mr. Lo was appointed to the Board in 1981 and had given invaluable contributions to the Company. The Board deeply regrets his departure.

Accordingly, Mr. Vincent Liang ceased to be the alternate director to Mr. Lo. The Board would like to express its gratitude to Mr. Liang for his contributions to the Company.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 21 March 2007

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in The South China Morning Post.

END